FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Publicly Held Company

Corporate Taxpayer ID. (CNPJ/MF): 47.508.411/0001-56

Company Registry (NIRE): 35.300.089.901

NOTICE TO THE MARKET

Companhia Brasileira de Distribuição ("Company" or "CBD") hereby announces to its shareholders and the market about the start of the James Delivery operation in São Paulo, in line with the Company's digital transformation strategy.

São Paulo, April 2019 - “James, o seu delivery. Pra tudo” (James, your delivery service. For everything): with this proposition comes to São Paulo James Delivery, a Brazilian startup that offers a multiservice platform for order and delivery in minutes of diverse products that range from items sold in supermarkets to restaurants and drugstores. By the end of 2019 the entire city of São Paulo will be served by the delivery platform. After São Paulo, the plan is to take James to 10 more Brazilian cities.

James Delivery starts operations already with important partners – it is the official and exclusive delivery platform of the Extra and Pão de Açúcar chains belonging to the GPA Group, which James Delivery also belongs to since its acquisition in December last year. In line with the Group's omnichannel strategy for its long-term vision, the acquisition enabled GPA enter a new business niche: SuperApps – platforms that enable users to receive within an hour diverse products from select partners in consumer verticals, such as supermarkets, convenience stores, drugstores and restaurants, among others. This new offering complements the delivery channels already offered by Extra and Pão de Açúcar to their customers: purchases at brick and mortar stores, next-day, same-day and express (within 4 hours) deliveries, and Click & Collect (purchase made online and collected at brick and mortar stores).

“The startup of James Delivery's operations in São Paulo is another step in GPA's omnichannel strategy, whose core objective is to offer our customers increasingly personalized and diverse solutions to make their purchases. We have a robust expansion plan to expand the service area so that Extra and Pão de Açúcar consumers in the entire city have this option to buy the products they like and need quicker and in a more practical manner. James Delivery boasts unique technology, trained professionals and excellent operational knowledge of the business, which translates into specialized service and a strategic vision that is fully aligned with our directives", said Antonio Salvador, Digital Transformation and E-commerce Officer of GPA.

James was born in 2016 in Curitiba, Paraná, when the four founders felt the need to hire someone who could buy an item and deliver it quickly. Thus was born the 1st Brazilian startup that offers deliveries of any product. Until 2018, James operated only in Curitiba. To start operating in São Paulo, two months of studies and a pilot test were conducted. “The acquisition by GPA enabled us to accelerate our expansion plan and made us known among the public. We will start operating in a phased manner in order to acquire expertise in the São Paulo market, without losing our focus on service quality and customer satisfaction” explains Lucas Ceschin, co-founder of James Delivery. “With GPA’s support, we are accelerating our growth in the retail vertical, offering a fully integrated experience with the Group's brick and mortar stores. This will be a strong differential to bring greater value to our customers across all verticals in which James operates", he concluded.

To use the service, customers must download the app from Google Play or App Store and sign up for the service. After that, they choose the establishment from among the partners available, select the products they want to receive and just wait - delivery is done in minutes at the selected address (provided it is within the delivery radius of James). During the first month of James' operation in São Paulo, deliveries are free of cost.

The launch of the James Delivery service in the city of São Paulo is part of GPA's Digital Transformation strategy designed to offer customers increasingly more personalized solutions in order to guarantee them a better shopping experience. Check out the other initiatives:

▪  Strong double-digit growth in e-commerce food sales, consolidating the sector leadership, driven by the expansion of "Express" and "Click & Collect" delivery channels already present in 76 stores, considering Pão de Açúcar and Extra banners;

▪  Nationwide development of the Pão de Açúcar Adega multi-channel platform, which doubled online wine sales in the quarter compared to the same period the previous year;

▪  Strategic partnership with Cheftime, a pioneering startup in the Foodtech segment, for the online subscription service and sale of gastronomic kits. Currently present in 23 Pão de Açúcar and 3 Minuto Pão de Açúcar stores, as well as in e-commerce, with continued expansion across all Pão de Açúcar stores in the state of São Paulo until Easter;

▪  Continuous development of the ecosystem of startups with the inauguration of the GPA Lab Foodtech at the Cubo in São Paulo, the largest innovation hub in Latin America. Mapping of more than 500 startups through the Retail League, of which more than 50 are operating at GPA in several areas, employing artificial intelligence, image recognition and IoT (Internet of Things), among others;

▪  Record downloads of loyalty apps: over 8.1 million, 62% growth vs. 1Q18. Sales of My Discount app users reached around 40% of sales at Pão de Açúcar and about 20% at Extra. Monthly spend of customers using the app is double that of other customers;

▪  Total customers in the loyalty program reached 18.5 million, with penetration of approximately 85% in Pão de Açúcar and 60% in Extra, and annual growth of approximately 1000 bps in both banners. More than 200 million tickets identified in the last 12 months, which enabled us to improve our commercial strategy and operational excellence;

▪  Partnership with Livelo, enabling its customers to use the Clube Extra and Pão de Açúcar Mais apps and redeem the rewards directly at the chains’ stores;

▪  Moreover, other initiatives aimed at reducing friction and improving the buying experience, such as "self-checkout" (with around 15% of tickets in the stores implemented), and other shopping solutions and payment methods that will be launched next quarter.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: April 1, 2019	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.